UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova METRION® Selected by Advanced Logic Manufacturer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2022

NOVA LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:

Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:

Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova METRION® Selected by Advanced Logic Manufacturer

Rehovot, Israel, July 12, 2022 - Nova (Nasdaq: NVMI) announced today that a leading logic manufacturer recently selected Nova METRION® for next-generation Integrated Circuit (IC) development. This recent deal is part of the Company’s long-term collaboration agreement with the customer to establish a full suite of Nova’s materials metrology portfolio for future device development. The customer previously installed a broad range of Nova’s advanced solutions, including Nova ELIPSON™ and Nova VERAFLEX®.

Nova METRION® is expected to replace traditional lab-based SIMS (secondary ion mass spectrometry) measurements, providing a depth profile of materials composition in next-generation devices. The system is designed from the ground up for a high-volume manufacturing environment. Nova METRION® provides quantitative and actionable results with high-depth resolution and precision. This breakthrough technology enables advanced process control of complex and critical multilayer films.

“We are delighted with this close partnership that keeps yielding breakthrough solutions for logic manufacturing. Nova is unique in its ability to bridge the chasm between lab and fab environments, which is becoming a critical factor in enabling next-generation device manufacturing,” said Eitan Oppenhaim, President and Chief Executive Officer of Nova. “As production becomes more challenging than ever before, our advanced platforms allow customers to address the increasing need for process control. With multiple Nova METRION® systems installed by various customers, we are advancing well towards establishing a new method of measuring material profiles in high-volume manufacturing.”

The company expects to recognize revenues from this selection by the end of calendar year 2022.

About Nova
Nova is a leading innovator and key provider of material, optical, and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information can be found at Nova’s website link - https://www.novami.com/. Nova is traded on Nasdaq & TASE, Nasdaq ticker: NVMI

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses, and profitability. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from any future results, levels of activity, performance, or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances, or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance, or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 1, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.